SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Monthly Investor Update: Capacity, Cash Consumption and Liquidity

São Paulo, May 13, 2020 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, today provides an Investor Update for April. As the pandemic situation develops, GOL will continue to provide monthly updates of results and liquidity to its constituents and stakeholders in the spirit of transparency. All information is presented in Brazilian Reais (R$). The information below is preliminary and unaudited.

Given GOL’s current liquidity levels, lowest cost structure among its peers, and overall financial position relative to competitors, the Company is in a robust position with over 10 months of cash reserves to shield and strengthen it through this crisis. GOL believes it will be well-positioned in the market in a recovery due to its domestic network that serves both business and leisure travelers. Today, the Company is in a competitively strong position and sees the opportunity to expand on that in a recovery, within a smaller and more structured industry.

Cost Reductions and Cash Reserves

GOL made the necessary cost reductions quickly and shored up liquidity to withstand the crisis. To preserve cash, management acted on a variety of cost-saving measures, including the deferral of heavy maintenance costs and over 6,000 voluntary employee leaves of absence (~40% of its workforce).

With limited visibility into the recovery, GOL’s current planning scenario assumes (-45)% y/y 2020 capacity, including (-30)% y/y by 4Q20, but it has the flexibility to respond to prevailing demand trends.

The Company is maintaining its level of conservativeness in its cash burn forecasts, which is prudent given the likely longer demand recovery curve, especially for international travel (which accounted for around 15% of GOL’s flight capacity before the pandemic). On these conservative assumptions, the Company estimates that it has over 10 months of cash-on-hand, assuming that all financial expenses and debts are paid in full.

On the basis of GOL’s current liquidity levels, as well as its flexible fleet management model which enables it to offer the lowest cost structure among its peers, and its consolidated network in Brazil, the Company believes it has a strong advantage in a recovery relative to its competitors.

Capacity

The Company has grounded 120 aircraft (~92% of its fleet) since March 28 and flights in April were operated from the Guarulhos airport in São Paulo to all of Brazil’s state capitals and the federal capital in Brasilia, which represents 7% of the April 2019 schedule.

By the end of May, operations are expected to be at 12% of last year’s schedule, with the planned re-opening of the bases at the Foz de Iguaçu, Navegantes and Maringá airports, and the re-initiation of a limited number of flights from the Congonhas airport in São Paulo to the Santos Dumont and Galeão airports in Rio de Janeiro.

With seven B737-800 aircraft returns in 1Q20 and another four B737-800s planned for 2Q20, GOL plans to return a total of 18 leased aircraft in 2020 (and can return up to 30 aircraft in 2021-22). Given the expected softer demand and the need for even lower lease costs per seat-kilometer, the Company is currently assessing a fleet reduction focused on its 23 B737-700s (15% of total seats). Additionally, GOL has reduced 2020/2021/2022 Boeing 737 MAX deliveries by 14/20/13 aircraft and capex by R$200 million to a total of R$300 million for May to December, with plans to fully finance aircraft capex/engine overhauls remaining in 2020.

1	GOL Linhas Aéreas Inteligentes S.A.

Monthly Investor Update: Capacity, Cash Consumption and Liquidity

Cash Consumption

Gross Cash Operating Costs: GOL reduced its gross cash operating costs from R$9 million/day in April, and expects R$8 million/day for May, which excludes revenue, ATL refunds, and non-aircraft debt payments. Cash-cost payments for general debt not tied to aircraft added R$2 million/day in April. The combined R$11 million/day is an improvement on its initial plan of R$12 million/day, which includes the impact from ticket refunds and employee costs.

Net Cash Operating Costs: GOL had a net cash burn of R$6 million/day in April, which includes revenues of approximately R$5 million/day. With the implementation of the government’s Provisional Measure No. 925, most passengers are rebooking and taking vouchers rather than refunds, limiting net revenue-related cash outflows. Payroll costs were further reduced with cuts in management salaries, reduction in hours and a higher number of voluntary unpaid leaves. And there was a favorable contribution from cargo operations.

For the remainder of 2020 (May-December), assuming revenues from the above-mentioned scenario, no ATL refunds, ongoing renegotiations with employees, lessors and suppliers, and that financial expenses are paid in full, the Company estimates a net cash burn of R$5 million/day, an amount as of today that beat our expectations of 30 days ago. Including the full payment of debts not related to aircraft, the Company estimates a net cash burn of R$11 million/day, which provides GOL with more than 10 months of cash reserves.

Liquidity

As of April 30, the Company had R$4.0 billion in total liquidity, which implies over 10 months of cash on hand (excluding refunds and restricted cash). Including the financeable amounts of deposits and unencumbered assets (highlighted in the table), GOL’s liquidity sources would be approximately R$7 billion.

The Company is in discussions for R$750 million to R$1.0 billion in financing secured by unencumbered assets (at an LTV of 50-60%). It currently has R$1.7 billion of unencumbered assets.

In March, GOL reached an agreement regarding compensation for the grounding of the Boeing 737 MAX and order book restructuring, under which it received R$0.5 billion of cash in April and retains a total present value of R$1.9 billion, which it will receive over the coming years. The Company has no expected expenditures for new aircraft over the next 24 months.

Currently, GOL has approximately US$100 million invested in a portfolio of 17 million barrels of oil for the monthly periods from May 2020 to December 2022. Approximately 65% of the Company’s portfolio is in out of the money call options (US$55 average cap price) with premiums paid for in prior periods. The remaining 35% of the portfolio is in zero cost collars with Brent puts that are immunized at US$20 and that are fully marked-to-market and fully invested in deposits with top-tier counterparties.

2	GOL Linhas Aéreas Inteligentes S.A.

Monthly Investor Update: Capacity, Cash Consumption and Liquidity

Key Metrics – April 2020 (preliminary and unaudited)

Liquidity	04/30/2020	∆ March 2020
Total liquidity Cash on hand (ex-refunds/restricted cash) Deposits Unencumbered assets Net debt/LTM EBITDA	R$4.0 billion 10 months R$2.5 billion R$1.7 billion 3.0x	-5% +11% +3% +13% +0.6x
Net Cash Burn	April/2020	∆ March/2020
Cash operating costs Other cash costs Total cash outflows Cash inflows Net cash burn	R$(9) MM/day R$(2) MM/day R$(11) MM/day R$5 MM/day R$(6) MM/day	-73% -182% -96% -15% -159%
Fleet	April/2020	∆ March/2020
Number of grounded aircraft Grounded aircraft as percentage of total fleet Operating aircraft (average) Flights per day (average) Destinations	120 92% 11 50 (7% of 2019) 27 (8% of 2019)	+88 +67p.p. -88 -470 -73%
Operating Results	April/2020	∆ March/2020
ASK (million) Load factor Gross revenue	239 79% R$138 MM	-92% +8p.p. -80%

Customer Experience and Personal Safety

GOL has reinforced all of its procedures to ensure the Health and Safety of its Customers and Employees, with increased attention to the cleaning of seats and armrests, safety belts, trays, floors and walls.

In addition to complying with the already strict standards of sanitation for civil aviation established by the regulators, the Company also implemented additional advanced measures for aircraft cleaning and sanitizing during ground stops and overnight stays, including the use of a hospital-grade disinfectant for the service galleries and all areas of intense use in the cabin, including the cockpit.

GOL’s aircraft have HEPA air filters, which eliminates 99.7% of particles such as bacteria, viruses and other impurities on board, allowing the circulation of purer air. The Company has also distributed gloves and masks to Employees, in addition to making alcohol-based gel available to the crew and Customers on the aircraft. The use of masks on board is mandatory effective May 10.

Through its strong relationship with travel agencies and entities that represent the tourist trade (ABAV, ABRACORP and BRAZTOA), GOL maintained its sales leadership in all segments, with emphasis on corporate travel according to ABRACORP data. In 1Q20, the Company obtained the best rating on the Consumidor.gov.br portal, leading in terms of the solution index, the satisfaction index and the average response time.

3	GOL Linhas Aéreas Inteligentes S.A.

Monthly Investor Update: Capacity, Cash Consumption and Liquidity

Comments

Fixed Cost Structure Adjusted to Today’s Demand: GOL quickly concluded the adjustment of its fixed structure, both operational and capital, aligning it to the cash flow forecast for the coming months. The Company’s LCC operating model allows it to be leaner. GOL is highly confident that it will exit this crisis with enough safety and redundancy to provide with an adequate cash cushion.

“We have returned to our initial years of operation as a full low-cost, low-fare airline, and that allows us to be both realistic and optimistic. The Company has one of the most competitive cost structures worldwide,” said Richard Lark, GOL’s CFO.

Prepared for a Slow Recovery: GOL is prepared for a slower recovery with low visibility. If demand recovers at a very slow rate, the Company’s flexible single-fleet type operating model will continue to be matched to passenger demand generated in Brazil’s principal business and leisure markets. Management will continue to make an assessment of the new level of demand and potentially turn to additional rightsizing of its cost structure for the new level of supply. This expectation may change with an increase in sales of more than 20% week-over-week.

A Highly Seasoned Team is GOL’s Main Advantage: the Company’s management team has successfully managed many crises, transformations and acquisitions. GOL is working hard to win the fight today, so that it wins in the future.

As Brazil’s largest domestic airline, the Company is preserving its: (i) long-term strategic mindset; (ii) liquidity; (iii) adaptability; and (iv) workforce, maintaining the Health and Safety of its Employees and Customers.

The Company benefits from fast decision making and decisiveness. GOL is building even tighter ties across its ecosystem of stakeholders, with transparency in communications, which will contribute to stronger outcomes. The Company is re-inventing its Customer experience to continue to provide the safest air travel in Brazil.

“Our Company is extremely prepared, not only to confront and overcome the most difficult obstacles, but also to learn from them. We have become stronger, more agile and united. And I am absolutely sure that GOL will learn from this crisis, forging us into an airline even more capable of carrying out its essential role for society,” concluded Paulo Kakinoff, GOL’s CEO.

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL serves more than 37 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 16,000 highly skilled aviation professionals and operates a fleet of 131 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 19-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

4	GOL Linhas Aéreas Inteligentes S.A.

Monthly Investor Update: Capacity, Cash Consumption and Liquidity

Disclaimer

This investor update contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results and growth prospects of GOL. These forward-looking statements, which are subject to change without prior notice, reflect mere estimates and projections and are based exclusively on the expectations of GOL‟s management at the time the forward-looking statements are made. Further, these forward-looking statements depend substantially on external factors, many of which are highly uncertain, including (i) macroeconomic developments in Brazil and volatility in exchange rates, interest rates and other economic indicators, (ii) developments relating to the spread of COVID-19, such as the duration and extent of quarantine measures and travel restrictions and the impact on overall demand for air travel, (iii) the competitive environment in the Brazilian airline market and government measures that may affect it, (iv) fuel price volatility and (v) the risks disclosed in GOL‟s filings with the U.S. Securities and Exchange Commission.

Unaudited information

The information relating to March and April 2020 contained herein has not been audited or subject to limited review by GOL’s independent auditors. As they are still subject to review by the Company’s independent auditors, the information relating to the months of March and April 2020 is subject to adjustments and changes, which may cause the results, performances or events hereby disclosed to be substantially different from those to be reported in the GOL’s quarterly information and the limited review report by the independent auditors. Nevertheless, the Company does not anticipate that adjustments or changes to the information herein disclosed will be necessary.

5	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.